LEDGEWOOD
A PROFESSIONAL CORPORATION
1900 Market Street, Suite 750, Philadelphia, PA 19103
TEL 215.731.9450  FAX 215.735.2513
www.ledgewood.com

October 5, 2010

Ms. Louise Dorsey
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Accountant
100 F Street, N.E.
Washington, D.C.  20549

Re:  Resource Real Estate Investors 6, L.P.
        File No. 000-53652

Dear Ms. Dorsey:

By letter dated July 10, 2009, we had requested on behalf of the above-referenced registrant a waiver of the requirement of Rule 8-06 of Regulation S-X that registrant provide in its Form 10 registration statement audited financial statements for real estate operations it acquired in 2007 and 2008.  In the staff’s reply of July 29, 2009, the staff stated that it would not object if the Rule 8-06 financial statements for real estate properties and notes acquired by the registrant in 2007 were not filed, but that the staff was unable to waive the Rule 8-06 financial statement requirements for the three properties acquired by the registrant in 2008 and that, until the registrant did so, its Form 10 would be considered deficient.

Since that time, the registrant has diligently sought the information and documentation necessary to being able to prepare audited financial statements for the three properties acquired by registrant in 2008.  It has been able to obtain sufficient information to provide audited financial statements for two of the three properties (Foxcroft and Coach Lantern) which, based upon conversations with the staff, has been provided in a filing on Form 8-K.  However, with respect to the third property (Park Hill), the seller has refused to provide the registrant with the information necessary to prepare audited financial statements.  This information is solely within the control of seller, and the registrant has no contractual or, unlike Foxcroft and Coach Lantern, economic means of obtaining seller’s cooperation.  In at least one exchange with registrant, seller has indicated that the necessary information may no longer exist.  As a result, the registrant is unable to provide the Rule 8-06 financial statements for Park Hill.

In light of what registrant now believes is the impossibility of providing audited financial statements for the Park Hill property, the registrant requests a waiver of the requirements of Regulation S-X, Rule 8-06, with respect to it.  The registrant notes in this regard that, in its Form 10 registration statement and in its subsequent periodic reports on Forms 10-K and 10-Q, it has filed audited and unaudited financial information regarding Park Hill for the full year 2009, substantially all of 2008 (the period of January 31 [date of acquisition] to December 31, 2008) and for the six months ended June 30, 2010, and, as a result, the registrant does not believe that audited financial statements for Park Hill for 2008 remain relevant for limited partners of registrant, or necessary for their protection.

Very truly yours,

By:	/s/ Mark E. Rosenstein
Mark E. Rosenstein